UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: October 31, 2008

For immediate release
October 31, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & Representative Director
Code number:	6586
Notice Regarding Stock Repurchases (Stock Repurchases under the Provisions of Articles of
Incorporation Pursuant to Paragraph 2, Article 165 of the Corporation Law of Japan)
          Makita Corporation (“Makita”) hereby announces that, at a meeting of its board of directors held today, Makita has authorized the repurchase of shares of its common stock pursuant to Article 156 of the Corporation Law of Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law, as described below.
     1. Reasons for Shares Repurchases
          To implement a flexible capital policy in accordance with the changing managerial environment, augment the efficiency of its capital employment, and thereby boost shareholder profit.
     2. Details of Repurchases

(1) Class of shares to be repurchased:	Common stock
(2) Total number of shares to be repurchased:	Up to 3,000,000 shares (Ratio to the number of outstanding shares: 2.13%)
(3) Aggregate repurchase amount:	Up to 6 billion yen
(4) Period for repurchases:	From November 4, 2008 to December 12, 2008

(Reference)
Number of treasury stock (as of September 30, 2008)
Number of outstanding shares (excluding treasury stock):	140,767,097 shares
Number of treasury stock:	3,241,663 shares

1
English Translation of press release originally issued in Japanese language